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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 14, 2003

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated November 14, 2003 (second)

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands

Telephone
+31 (0)20 651 11 11
Telefax
+31 (0)20 651 10 00
E-mail
corpcomm@buhrmann.com
Website
www.buhrmann.com

PRESS RELEASE

Date    14 November 2003
Number    015

NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN

THIS INSTRUMENT HAS NOT BEEN REGISTERED WITH THE SEC AND IS OFFERED UNDER REGULATION S ONLY

BUHRMANN SUCCESSFULLY COMPLETES EUR 114 MILLION CONVERTIBLE BONDS OFFERING

        Buhrmann N.V. has successfully completed the placement of guaranteed subordinated convertible bonds ("Convertible Bonds") of approximately EUR 114 million, which includes the fully exercised greenshoe of EUR 11 million. The placement is a part of the refinancing initiative announced earlier today.

        The coupon has been set at 2.00%, payable annually, which is at the low end of the estimated range. The set conversion price of EUR 8.40 is at the top end of the estimated range, with a 27.3% conversion premium to the closing price of the Buhrmann shares traded on Euronext Amsterdam on Thursday 13 November 2003.

        Floris Waller, Chief Financial Officer of Buhrmann, said:

        "We are delighted to have successfully placed this offering, which will be instrumental in optimising Buhrmann's debt portfolio. We are happy that the many strengths of the Buhrmann Group have been recognised by institutional investors."

        The Convertible Bonds are being issued by Buhrmann N.V. and will be guaranteed by certain subsidiaries of the Group, in each case on a unsecured subordinated basis. The issue and redemption prices are set at 100 percent. The Convertible Bonds are to mature in 7 years, with Buhrmann having the right to call the Convertible Bonds at par from July 2008, subject to a 150% trigger. Deutsche Bank is the Sole Bookrunner for the placement.

        Application will be made to list the Convertible Bonds on Euronext Amsterdam N.V. in December 2003. Prior to such listing, Buhrmann will publish an offering circular in order to meet the listing requirements. The Convertible Bonds will be placed solely with institutional investors outside the US, Canada and Japan in reliance on Regulation S.

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Stabilisation/FSA

        In connection with the issue, to the extent permitted by applicable laws and regulations (including without limitation those of Euronext Amsterdam N.V.) Deutsche Bank may over-allot or effect transactions with a view to supporting the market price of the Convertible Bonds at a level higher than that which might otherwise prevail for a stabilisation period after the issue date. However, there may be no obligation on Deutsche Bank to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after the stabilisation period from the issue date.

        Members of the general public are not eligible to take part in this offering. In the United Kingdom, the promotion of this offering is restricted by Section 21 of the Financial Services and Markets Act 2000 (FSMA"). This document may only be communicated to persons ("Relevant Persons") who are (a) persons having professional experience relating to investments falling within Article 19 of Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Financial Promotion Order"), or (b) other persons falling within Article 49 of the Financial Promotion Order, or (c) other persons to whom it may be communicated without contravention of Section 21 of the FSMA. The investments and investment services to which this document related are only available to Relevant Persons and other persons should not act on it or rely on it.

NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN. THIS INSTRUMENT HAS NOT BEEN REGISTERED WITH THE SEC AND IS OFFERED UNDER REGULATION S ONLY

        This announcement is not, and is not intended to be, an offer of Securities for sale in the United States or to U.S. persons. Securities may not be offered or sold in the Unites States absent registration or an exemption from registration under the U.S. Securities Act of 1933. There is not, and is not intended to be, a public offering of the Securities in the United States or to U.S. persons.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne telephone +31 20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6billion with over 18,000 employees in 18 countries.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: November 14, 2003

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NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN THIS INSTRUMENT HAS NOT BEEN REGISTERED WITH THE SEC AND IS OFFERED UNDER REGULATION S ONLY
NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN. THIS INSTRUMENT HAS NOT BEEN REGISTERED WITH THE SEC AND IS OFFERED UNDER REGULATION S ONLY
SIGNATURE